EXHIBIT 3.1
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
GLOBAL YACHT SERVICES, INC.
     Pursuant to the provisions of Section 78.403 of the Nevada Revised Statutes, the undersigned corporation adopts the following Amended and Restated Articles of Incorporation as of this date:
FIRST:      The name of the corporation is Global Yacht Services, Inc.
SECOND: The Articles of Incorporation of Global Yacht Services, Inc. were filed with the Secretary of State on February 22, 2001 and were amended by a Certificate of Amendment filed on June 6, 2001.
THIRD:     The name and address of the original incorporator is as follows:
Sara A. Zaro
51 Jeanell Dr. Suite 3
Carson City, Nevada 89703
FOURTH: The board of directors at a meeting duly convened and held on March 9, 2004, adopted a resolution to amend and restate the Articles of Incorporation of Global Yacht Services, Inc., as amended, as follows:
ARTICLE I
The name of the corporation is Halozyme Therapeutics, Inc. (the “Corporation”).
ARTICLE II
     The Corporation’s principle office in the State of Nevada is located at 251 Jeanell Dr., Suite 3, Carson City, Nevada 89703, although this Corporation may maintain an office, or offices, in such other place within or without the state of Nevada as may from time to time be designated by the Board of Directors of the Corporation, or by the Bylaws of said Corporation, and that this Corporation may conduct all Corporation business of every kind and nature, including the holding of all meetings of the Board of Directors and stockholders, outside the State of Nevada as well as within the State of Nevada.
ARTICLE III
     The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Nevada General Corporation Law.

ARTICLE IV
     The Corporation is authorized to issue two classes of stock to be designated “Common Stock” and “Preferred Stock.” The total number of shares of Common Stock that the Corporation is authorized to issue is One Hundred Million (100,000,000) shares, with a par value of $0.001 per share. The total number of shares of Preferred Stock that the Corporation is authorized to issue is Twenty Million (20,000,000) shares, with a par value of $0.001 per share.
     The Preferred Stock authorized by these Amended and Restated Articles of Incorporation may be issued from time to time in one or more series. The Board of Directors is expressly authorized to increase or decrease (but not below the number of shares of such series then outstanding ) the number of shares of any series prior to or subsequent to the issue of shares in that series. In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.
ARTICLE V
     The number of Directors constituting the Board of Directors shall be five (5). Such Directors shall so serve until the successor(s) thereto are elected and qualified pursuant to the Bylaws of the Corporation.
     The name and address of each member of the Board of Directors is:

1. Jonathan Lim	11588 Sorrento Valley Road, Suite 17, San Diego, CA 92121

2. Ira Lechner	11588 Sorrento Valley Road, Suite 17, San Diego, CA 92121

3. Gregory Frost	11588 Sorrento Valley Road, Suite 17, San Diego, CA 92121

4. Edward Mercaldo	11588 Sorrento Valley Road, Suite 17, San Diego, CA 92121

5. John S. Patton	11588 Sorrento Valley Road, Suite 17, San Diego, CA 92121
ARTICLE VI
     No director or officer of the Corporation shall have any personal liability to the Corporation or its stockholders for damages resulting from breach of fiduciary duty by said director or officer unless such damages result from: (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (b) the payment of dividends in violation of Nevada General Corporation Law Chapter 78.300.
     No amendment or repeal of this Article VI applies to or has any effect on the liability or alleged liability of any officer or director of this Corporation for or with respect to any acts or omissions of the officer or director occurring prior to the amendment or repeal, except as otherwise required by law.

ARTICLE VII
     In furtherance and not in limitation of the rights, powers, privileges, and discretionary authority granted or conferred by Chapter 78 of the Nevada General Corporation Law or other statutes or laws of the State of Nevada, the Board of Directors is expressly authorized:
1.	To make, amend, alter, or repeal the Bylaws of the Corporation;

2.	To adopt from time to time bylaw provisions with respect to indemnification of directors, officers, employees, agents, and other persons as it shall deem expedient and in the best interests of the Corporation and to the extent permitted by law; and

3.	To fix and determine designations, preferences, privileges, rights, and powers and relative, participating, optional, or other special rights, qualifications, limitations, or restrictions on the capital stock of the Corporation as provided by Chapter 78.195 of the Nevada General Corporation Law, unless otherwise provided herein.
ARTICLE VIII
     The capital stock, after the amount of the subscription price, or par value, has been paid in, shall not be subject to assessment to pay the debts of this Corporation.
ARTICLE IX
     This Corporation is to have perpetual existence.
ARTICLE X
     No stockholder shall be entitled as a matter of right to subscribe for, or receive additional shares of any class of stock of the Corporation, whether now or hereafter authorized, or any bonds, debentures or securities convertible into stock may be issued or disposed of by the Board of Directors to such persons and on such terms as is in its discretion it shall deem advisable.
ARTICLE XI
     This Corporation reserves the right to amend, alter, change, in any manner now or hereafter prescribed by statute, or by the Articles of Incorporation, as amended, these Amended and Restated Articles of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.
* * *
FIFTH:   The number of shares of the corporation outstanding and entitled to vote on an amendment and restatement to the Articles of Incorporation is 8,196,362, and the above changes and amendment has been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.
SIXTH:   Mitch Keeler is the president and Melissa Day is the secretary of Global Yacht Services, Inc. and they have been authorized to execute the foregoing certificate by resolution of the board of directors, adopted at a meeting of the board of directors duly called and that such meeting was held on March 9, 2004, and the foregoing certificate sets forth the text of the Articles of Incorporation, as amended, to the date of the certificate.

Date: March 9, 2004

GLOBAL YACHT SERVICES, INC.

	By:	/s/ Mitch Keeler

Mitch Keeler, President

and

/s/ Melissa Day

Melissa Day, Secretary